SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):   December 17, 2002

DATATRAK International, Inc.

(Exact name of registrant as specified in its charter)

Ohio	000-20699	34-1685364
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

6150 Parkland Boulevard, Mayfield Heights, Ohio	44124
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (440) 443-0082

(Former Name or Former Address, if Changed Since Last Report)

Item 7.   **Financial Statements, Pro Forma Financial Information and Exhibits**

(c)   Exhibits.

99.1   Press Release, dated December 17, 2002.

Item 9.   **Regulation FD Disclosure**

Pursuant to Regulation FD, DATATRAK International, Inc. is furnishing a press release it issued on December 17, 2002. The press release is attached hereto as Exhibit 99.1.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

DATATRAK INTERNATIONAL, INC.

Date: December 18, 2002   By: /s/ Terry C. Black
                                            _____
                                            Terry C. Black
                                            Vice President of Finance, Chief Financial
                                            Officer, Treasurer and Assistant Secretary

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EXHIBIT INDEX

Exhibit	Description of Exhibit
99.1	Press Release, dated December 17, 2002.